EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(millions of dollars)

Income from continuing operations attributable to ExxonMobil	19,710	7,840	16,150	32,520	32,580
Excess/(shortfall) of dividends over earnings of affiliates
accounted for by the equity method	131	(579)	(691)	(358)	3
Provision for income taxes	(1,174)	(406)	5,415	18,015	24,263
Capitalized interest	(252)	(224)	(7)	121	148
Noncontrolling interests in earnings of consolidated subsidiaries	138	535	401	1,095	868
	18,553	7,166	21,268	51,393	57,862
Fixed Charges:
Interest expense - borrowings	465	390	211	157	137
Capitalized interest	749	708	482	344	309
Rental cost representative of interest factor	303	433	585	618	612
	1,517	1,531	1,278	1,119	1,058
Total adjusted earnings available for payment of fixed charges	20,070	8,697	22,546	52,512	58,920
Number of times fixed charges are earned	13.2	5.7	17.6	46.9	55.7